Exhibit 99.1

Corporación América Airports S.A. Reports Flat Total Passenger Traffic in October 2019

Passenger traffic unchanged in Argentina, with increases of 12.6% in Armenia and 1.8% in Italy, partially offset by declines in Brazil and Uruguay

LUXEMBOURG--(BUSINESS WIRE)--November 18, 2019--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary unchanged year-over-year passenger traffic in October 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
Statistics	Oct'19(1)	Oct'18	% Var.	YTD’19(1)	YTD’18	% Var.
Domestic Passengers (thousands)	4,033	4,010	0.6%	39,428	37,123	6.2%
International Passengers (thousands)	2,319	2,280	1.7%	23,376	23,355	0.1%
Transit Passengers (thousands)	721	803	-10.2%	7,008	7,527	-6.9%
Total Passengers (thousands)	7,073	7,094	-0.3%	69,812	68,006	2.7%
Cargo Volume (thousand tons)	38.5	41.0	-6.0%	346.7	332.5	4.2%
Total Aircraft Movements (thousands)	72.6	76.5	-5.1%	717.9	736.5	-2.5%

(1)Preliminary data on 750 flights in August, 873 flights in September and 547 in October at Brasilia Airport, due to delays in the submission of information by third parties

Passenger Traffic Overview

Total passenger traffic in October 2019 remained flat YoY, with traffic unchanged in Argentina, increases of 12.6% in Armenia and 1.8% in Italy, partially offset by declines in Brazil, Ecuador and Uruguay.

In Argentina, total passenger traffic remained flat YoY with 3.5 million passengers. Domestic passenger traffic was unchanged, facing difficult YoY comps as traffic in October 2018 had increased 16.5% YoY. In addition, Andes discontinued flights in October, but is gradually resuming operations in November, while Aerolíneas Argentinas’s flights were impacted by a pilot strike. Bad weather conditions at Aeroparque Airport also offset the continued good performance of new routes by existing and new airlines added during 2018 and 2019. International traffic declined 2.5% YoY, reflecting weak macro conditions in the country. In addition, low-cost carrier Flybondi added a new international route to Rio de Janeiro, Brazil, with three weekly flights, and announced a new international route to Sao Paulo, Brazil, to be opened early next year.

In Italy, passenger traffic increased 1.8% YoY, driven by growth of 12.0% at Florence Airport, mainly reflecting the good performance of the routes opened in September by Vueling to four new destinations and additional flights to Madrid by Iberia. This was partially offset by a 3.3% decline at Pisa airport, as the reduction of operations by Ryanair and Pobeda continue to impact traffic at this airport.

In Brazil, estimated figures are disclosed given delays in the submission of information for 547 flights out of a total of 14,047 flights, due to information systems transition by third parties. Passenger traffic declined 2.4% YoY, a recovery from the 9.4% drop experienced in September although still reflecting the cessation of operations by Avianca Brasil, partially offset by traffic growth driven by other airlines. Domestic passengers increased 3.8% YoY, reflecting a change in trends from the declines posted since April this year. International passenger traffic increased 48.7% YoY according to the new methodology introduced by ANAC, and 60.9% under the prior methodology, primarily reflecting Gol’s flights to Miami, Orlando, Buenos Aires and Cancún, together with Latam Airlines new route to Santiago de Chile, started in October. In addition, during October both Gol and Latam airlines increased domestic frequencies, in an effort to restore capacity at Brasilia Airport.

In Armenia, total passenger traffic increased 12.6%, benefiting from the addition of several routes and frequencies during 2018 and 2019, and the good performance of Azimuth Airlines’ flights to Russian destinations Krasnodar and Rostov, and Aircompany Armenia’s flights to regional destinations, as well as additional flights by Ural and Nordwind airlines to Moscow, Russia.

In Uruguay, passenger traffic declined 9.9% YoY, mainly reflecting the temporary cancellation of Avianca Colombia’s daily route to Bogotá, Colombia, anticipated to be restored in December. Traffic also reflects a decline in flights to Aeroparque, Argentina, given the continued weak macro environment in that country and flight cancellations to Chile given social unrest in the country. This was partially offset by the two additional frequencies to Madrid, Spain, opened by Iberia in July 2019.

In Ecuador, total passenger traffic declined 1.4% YoY, as growth of 8.5% in international traffic was more than offset by a 9.7% decline in domestic traffic, due to social unrest experienced in the country in October. International traffic growth was driven by the good performance of the route to Fort Lauderdale by JetBlue together with the start of operations by Interjet at Guayaquil Airport, which opened daily routes to both Cancún and Ciudad de México, México. Aeroméxico, however, discontinued its route to Ciudad de Mexico, as previously announced.

Cargo Volume and Aircraft Movements

Cargo volume declined 6.0% YoY in October 2019, mainly as a result of declines of 11.5% in Argentina and 25.3% in Ecuador, partially offset by an increase of 17.8% in Brazil.

Aircraft movements declined 5.1% YoY in October 2019, mainly as a result of declines of 7.6% in Argentina, 8.7% in Brazil and 19.5% in Uruguay, partially offset by increases of 22.8% in Armenia and 6.0% in Ecuador.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Oct'19	Oct'18	% Var.	YTD’19	YTD’18	% Var
Passenger Traffic (thousands)
Argentina	3,491	3,502	-0.3%	35,738	33,123	7.9%
Italy	773	759	1.8%	7,204	7,200	0.1%
Brazil (1)	1,675	1,717	-2.4%	15,621	16,755	-6.8%
Uruguay	167	185	-9.9%	1,831	1,917	-4.5%
Ecuador	361	366	-1.4%	3,744	3,697	1.2%
Armenia	298	265	12.6%	2,723	2,417	12.7%
Peru	309	300	2.9%	2,951	2,897	1.9%
TOTAL	7,073	7,094	-0.3%	69,812	68,006	2.7%
(1)Preliminary data on 750 flights in August and 873 flights in September at Brasilia Airport, due to delays in the submission of information by third parties.
Cargo Volume (tons)
Argentina	22,211	25,105	-11.5%	186,588	194,570	-4.1%
Italy	1,256	1,168	7.6%	10,823	9,541	13.4%
Brazil	7,140	6,061	17.8%	75,501	53,196	41.9%
Uruguay	2,488	2,751	-9.6%	21,479	22,461	-4.4%
Ecuador	2,707	3,623	-25.3%	32,067	33,915	-5.4%
Armenia	2,295	1,890	21.4%	15,991	14,843	7.7%
Peru	446	416	7.1%	4,217	4,019	4.9%
TOTAL	38,542	41,014	-6.0%	346,667	332,545	4.2%

Aircraft Movements
Argentina	36,582	39,603	-7.6%	374,646	374,360	0.1%
Italy	7,315	7,207	1.5%	68,829	67,870	1.4%
Brazil	14,047	15,382	-8.7%	133,336	153,686	-13.2%
Uruguay	2,083	2,589	-19.5%	24,208	27,757	-12.8%
Ecuador	7,449	7,027	6.0%	68,407	65,845	3.9%
Armenia	2,598	2,115	22.8%	23,022	20,139	14.3%
Peru	2,514	2,568	-2.1%	25,451	26,847	-5.2%
TOTAL	72,588	76,491	-5.1%	717,899	736,504	-2.5%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2018, Corporación América Airports served 81.3 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411